

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2019

Ms. Shalini Sharp
Chief Financial Officer
Ultragenyx Pharmaceutical Inc.
60 Leveroni Court
Novato, CA 94949

Re: Ultragenyx Pharmaceutical Inc.
Form 10-Q for the Quarterly Period ended June 30, 2019
Exhibit No. 10.2
Filed August 2, 2019
File No. 001-36276

Dear Ms. Sharp:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance